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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                 DEFIANCE, INC.
                  --------------------------------------------
                                (Name of Issuer)


                    COMMON STOCK, PAR VALUE $0.05 PER SHARE
               --------------------------------------------------
                         (Title of Class of Securities)


                                   244662-10-2
                      ------------------------------------
                                 (CUSIP Number)

                                 TODD M. DUCHENE
                                  LIBERTY LANE
                                HAMPTON, NH 03842
                                 (603) 926-5911
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                JANUARY 7, 1999
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see Notes).








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                                  SCHEDULE 13D

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CUSIP No. 244662-10-2
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1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                        PAUL M. MONTRONE
                        SANDRA G. MONTRONE
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2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A   (a)  /   /
               GROUP*                                       (b)  / X /
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3              SEC USE ONLY
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4              SOURCE OF FUNDS*
                  OO
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5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
               REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)            /   /
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6              CITIZENSHIP OR PLACE OF ORGANIZATION
                        UNITED STATES
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               7
                        SOLE VOTING POWER
                                 0
NUMBER OF      -----------------------------------------------------------------
SHARES
BENEFICIALLY   8
OWNED BY                SHARED VOTING POWER
EACH                             1,046,587 SHARES
REPORTING      -----------------------------------------------------------------
PERSON WITH    9
                        SOLE DISPOSITIVE POWER
                                 0
               -----------------------------------------------------------------
               10
                        SHARED DISPOSITIVE POWER
                                 1,046,587 SHARES
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11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
               REPORTING PERSON
                                 1,046,587 SHARES
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12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)        /   /
               EXCLUDES CERTAIN SHARES*
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13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW
               (11)
                                 16.2 %
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14             TYPE OF REPORTING PERSON*
                                 IN

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                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
                      INCLUDE BOTH SIDES OF THE COVER PAGE,
                 RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF
                  THE SCHEDULE, AND THE SIGNATURE ATTESTATION.



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                                  SCHEDULE 13D

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CUSIP No. 244662-10-2
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ITEM 1.  SECURITY AND ISSUER.

         This Statement on Schedule 13D is filed with respect to the common stock, par value $0.05 per share (the "Shares"), of Defiance, Inc., a Delaware corporation (the "Company"). The principal executive office of the Company is 1111 Chester Avenue, Suite 750, Cleveland, Ohio 44114.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Statement on Schedule 13D is filed by Paul M. Montrone ("Mr. Montrone") and Sandra G. Montrone ("Mrs. Montrone"), each with a business address of Liberty Lane, Hampton, New Hampshire 03842 (each individually a "Filing Person", and together the "Filing Persons"). Mr. Montrone is the Chief Executive Officer of Fisher Scientific International Inc., which is located at Liberty Lane, Hampton, New Hampshire 03842. Mrs. Montrone is the wife of Mr. Montrone. Both of the Filing Persons are citizens of the United States. Pursuant to Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), each Filing Person affirms that this report is being filed on such Filing Person's behalf.

         During the last five years, neither of the Filing Persons has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors), or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase, dated January 13, 1999 (the "Offer to Purchase") relating to the Shares is incorporated herein by reference. The Offer to Purchase is filed as Exhibit 1 hereto.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The information set forth in the Introduction, Section 7 ("Purpose of the Offer; Plans for the Company; Effect of the Offer on the Market for the Shares; Stock Quotation; Exchange Act Registration; Margin Regulations"),
Section 11 ("Contacts and Transactions with the Company; Background of the Offer"), Section 12 ("The Merger Agreement; The Stockholders Agreement") and
Section 13 ("Dividends and Distributions") of the Offer to Purchase is incorporated herein by reference.

         Except as disclosed herein, neither of the Filing Persons has any plans or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.




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                                  SCHEDULE 13D

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CUSIP No. 244662-10-2
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ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser, Parent and Oak Parent") and Section 11 ("Contracts and Transactions with the Company; Background of the Offer") of, and
Schedule I to, the Offer to Purchase is incorporated herein by reference.

         As of January 7, 1999, each of the Filing Persons may be deemed to beneficially own 1,046,587 Shares, or approximately 16.2% of the Shares outstanding on a fully diluted basis (such basis assumes all Shares underlying vested and unvested stock options are issued and outstanding). This beneficial ownership is based on certain transactions (described below) which have been entered into by certain entities that the Filing Persons may be deemed to control.

         On January 7, 1999, DN Acquisition Corporation (the "Purchaser") and New Hampshire Oak, Inc. ("Parent") entered into a Stockholders Agreement (the "Stockholders Agreement") with each of Jerry A. Cooper, Thomas H. Roulston II, Scott D. Roulston, Michael J. Meier, John D. Ong, George H. Lewis III, James E. Heighway, Richard W. Lock, Clifford Schumacher, James L. Treece, Carl A. Rispoli, Fred Burke, Roger Drummer, Michael Madden, Michael Pavlica, David Piacenti, Benjamin Scherschel, Janice Schneikart and Phillip Tomczak (collectively, the "Selling Stockholders"), pursuant to which such Selling Stockholders have agreed with the Purchaser and Parent to tender to the Purchaser pursuant to the Offer (as defined in the Offer to Purchase) all of the Shares (including Shares underlying options issued to such selling Stockholders) owned beneficially and of record by them and have granted to the Purchaser an irrevocable option, exercisable upon the occurrence of certain trigger events, to purchase all of the Shares (including Shares underlying options issued to such selling Stockholders) owned beneficially and of record by them in each case at a price of $9.50 per Share (representing an aggregate of 1,046,587 Shares, or approximately 16.2% of the Shares outstanding on a fully diluted basis (such basis assumes all Shares underlying vested and unvested stock options are issued and outstanding) as of January 7, 1999). The foregoing is qualified in its entirety by reference to the Stockholders Agreement which is filed as Exhibit 3 hereto and incorporated herein by reference.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
         WITH RESPECT TO SECURITIES OF THE ISSUER.

         The Filing Persons may be deemed to control the Purchaser and Parent.

         The information set forth in the Introduction, Section 9 ("Certain Information Concerning the Purchaser , Parent and Oak Parent"), Section 11 ("Contacts and Transactions with the Company; Background of the Offer"), Section 10 ("Source and Amount of Funds"), Section 12 ("The Merger Agreement; The Stockholders Agreement") and Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference. Except as set forth in the Introduction and Sections 9, 10, 11, 12 and 16 of the Offer to Purchase, none of the Filing Persons, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loans or option





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                                  SCHEDULE 13D

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CUSIP No. 244662-10-2
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arrangements, puts or calls, guarantees of loans, guarantee agreements or any giving or withholding of proxies).

ITEM  7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Offer to Purchase, dated January 13, 1999 (incorporated herein by reference to Exhibit 11(a)(1) to the Schedule 14D-1 filed by The General Chemical Group Inc. in relation to the Shares, File No. 005-36744).

2. Stockholders Agreement, dated January 7, 1999 (incorporated herein by reference to Exhibit 11(c)(2) to the Schedule 14D-1 filed by The General Chemical Group Inc. in relation to the Shares, File No. 005-36744).

3.       Joint Filing Agreement, dated as of January 14, 1999, among the Filing
         Persons.

4. Agreement and Plan of Merger, dated January 7, 1999 (incorporated herein by reference to Exhibit 11(c)(1) to the Schedule 14D-1 filed by The General Chemical Group Inc. in relation to the Shares, File No. 005-36744).






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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:    January 14, 1999

                                                  /s/ PAUL M. MONTRONE
                                               ---------------------------------
                                                  Paul M. Montrone




                                                  /s/ SANDRA G. MONTRONE
                                               ---------------------------------
                                                  Sandra G. Montrone








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                                INDEX OF EXHIBITS

1. Offer to Purchase, dated January 13, 1999 (incorporated herein by reference to Exhibit 11(a)(1) to the Schedule 14D-1 filed by The General Chemical Group Inc. in relation to the Shares, File No. 005-36744).

2. Stockholders Agreement, dated January 7, 1999 (incorporated herein by reference to Exhibit 11(c)(2) to the Schedule 14D-1 filed by The General Chemical Group Inc. in relation to the Shares, File No. 005-36744).

3.       Joint Filing Agreement, dated as of January 14, 1999, among the Filing
         Persons.

4. Agreement and Plan of Merger, dated January 7, 1999 (incorporated herein by reference to Exhibit 11(c)(1) to the Schedule 14D-1 filed by The General Chemical Group Inc. in relation to the Shares, File No. 005-36744).